GRUPO HERDEZ

06015738

082-03818

RECEIVED
2006 AUG -7 A 9:
OFFICE OF INTERNATI
CORPORATE FINAN

July 28, 2006.

SECURITIES AND EXCHANGE COMMISSION.
DIVISION OF CORPORATION FINANCE.
OFFICE OF INTERNATIONAL CORPORATE FINANCE
STOP 3-2
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549

SUPPL

Dear Sirs.:

Attached you will find a copy of Consolidated Financial Statement of Grupo Herdez, S.A. de C.V. corresponding to june 30 2006 and 2005. This information was sent to the Mexican Stock Exchange too.

Please send a copy of this letter back sign or seal FAX NUMBER 52 01 57 97 Mexico, city.

If you have any questions, please let me know.

Regards.

ERNESTO RAMOS ORTIZ.

PROCESSED
AUG 0 8 2006
THOMSON
FINANCIAL

8/7

GRUPO HERDEZ.

RECEIVED
2006 AUG -7 A 9:18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Julio 21 del 2006.

Lic. Carla Filler Ojeda.
Dirección de Vigilancia de Emisoras.
Comisión Nacional Bancaria y de Valores.
Insurgentes Sur 1971.
Torre Norte – Planta Baja.
Conjunto Plaza Inn.
Col. Guadalupe Inn.
Delegación Álvaro Obregón.

De acuerdo al artículo 33, fracción II, de la nueva Circular de Emisoras de la Comisión Nacional Bancaria y de Valores:

"LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL ÁMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACIÓN, ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS".

La información financiera a que se hace referencia corresponde a las cifras del 2do. trimestre del 2006 de Grupo Herdez, S.A. de C.V., la cual ya fue enviada vía EMISNET a la Bolsa Mexicana de Valores, S.A. de C.V. y difundida al público inversionista.

Lic. Héctor Hernández Pons T.
Presidente y Director General.

C.P. Ernesto Ramos Ortiz.
Director Ejecutivo de Administración y Finanzas.

c.c.p. C.P. Roberto Córdova Tamariz.
Subdirección de Administración de Valores.
Bolsa Mexicana de Valores, S.A. de C.V.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 2 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

BALANCE SHEETS

AT JUNE 30 OF 2006 AND 2005

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	4,487,455	100	4,467,145	100
s02	CURRENT ASSETS	2,034,786	45	2,121,713	47
s03	CASH AND SHORT-TERM INVESTMENTS	130,210	3	91,388	2
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	732,356	16	717,528	16
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	191,395	4	263,231	6
s06	INVENTORIES	945,713	21	1,007,925	23
s07	OTHER CURRENT ASSETS	35,112	1	41,641	1
s08	LONG-TERM	99,160	2	98,862	2
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	99,160	2	98,862	2
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	2,028,857	45	1,875,888	42
s13	LAND AND BUILDINGS	984,041	22	919,552	21
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	1,700,108	38	1,754,860	39
s15	OTHER EQUIPMENT	424,317	9	232,335	5
s16	ACCUMULATED DEPRECIATION	1,201,490	27	1,154,940	26
s17	CONSTRUCTION IN PROGRESS	121,881	3	124,081	3
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	318,526	7	308,646	7
s19	OTHER ASSETS	6,126	0	62,036	1
s20	TOTAL LIABILITIES	1,730,128	100	2,068,925	100
s21	CURRENT LIABILITIES	850,266	49	928,642	45
s22	SUPPLIERS	378,100	22	330,143	16
s23	BANK LOANS	237,728	14	379,102	18
s24	STOCK MARKET LOANS	0	0	0	0
s25	TAXES PAYABLE	41,240	2	69,461	3
s26	OTHER CURRENT LIABILITIES	193,198	11	149,936	7
s27	LONG-TERM LIABILITIES	677,092	39	856,225	41
s28	BANK LOANS	677,092	39	856,225	41
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	202,770	12	284,058	14
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	2,757,327	100	2,398,220	100
s34	MINORITY INTEREST	628,945	23	630,205	26
s35	MAJORITY INTEREST	2,128,382	77	1,768,015	74
s36	CONTRIBUTED CAPITAL	1,101,433	40	1,094,286	46
s79	CAPITAL STOCK	895,419	32	888,272	37
s39	PREMIUM ON ISSUANCE OF SHARES	206,014	7	206,014	9
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	1,026,949	37	673,729	28
s42	RETAINED EARNINGS AND CAPITAL RESERVES	3,267,267	118	2,916,614	122
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(2,240,318)	(81)	(2,242,885)	(94)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 2 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	130,210	100	91,388	100
s46	CASH	0	0	0	0
s47	SHORT-TERM INVESTMENTS	130,210	100	91,388	100
s07	OTHER CURRENT ASSETS	35,112	100	41,641	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	35,112	100	41,641	100
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	318,526	100	308,646	100
s48	DEFERRED EXPENSES (NET)	218,017	68	219,424	71
s49	GOODWILL	88,640	28	89,222	29
s51	OTHER	11,869	4	0	0
s19	OTHER ASSETS	6,126	100	62,036	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	6,126	100	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	62,036	100
s21	CURRENT LIABILITIES	850,266	100	928,642	100
s52	FOREIGN CURRENCY LIABILITIES	89,424	11	98,231	11
s53	MEXICAN PESOS LIABILITIES	760,842	89	830,411	89
s26	OTHER CURRENT LIABILITIES	193,198	100	149,936	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	12,953	7	6,449	4
s68	PROVISIONS	68,573	35	66,076	44
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	111,672	58	77,411	52
s27	LONG-TERM LIABILITIES	677,092	100	856,225	100
s59	FOREIGN CURRENCY LIABILITIES	114,009	17	185,297	22
s60	MEXICAN PESOS LIABILITIES	563,083	83	670,928	78
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	202,770	100	284,058	100
s66	DEFERRED TAXES	179,727	89	257,373	91
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	23,043	11	26,685	9
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	895,419	100	888,272	100
s37	CAPITAL STOCK (NOMINAL)	427,326	48	423,025	48
s38	RESTATEMENT OF CAPITAL STOCK	468,093	52	465,247	52

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 2 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	3,267,267	100	2,916,614	100
s93	LEGAL RESERVE	105,793	3	90,759	3
s43	RESERVE FOR REPURCHASE OF SHARES	201,132	6	188,540	6
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	2,798,701	86	2,511,265	86
s45	NET INCOME FOR THE YEAR	161,641	5	126,050	4
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(2,240,318)	100	(2,242,885)	100
s70	ACCUMULATED MONETARY RESULT	(2,240,318)	100	(2,242,885)	100
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 2 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s57	OTHER CURRENT LIABILITIES WITH COST	0	0
s63	OTHER LOANS WITH COST	0	0
s72	WORKING CAPITAL	1,184,520	1,193,071
s73	PENSIONS AND SENIORITY PREMIUMS	38,547	20,083
s74	EXECUTIVES (*)	16	16
s75	EMPLOYEES (*)	2,620	2,691
s76	WORKERS (*)	2,807	3,190
s77	OUTSTANDING SHARES (*)	427,054,763	422,800,863
s78	REPURCHASED SHARES (*)	4,945,237	9,199,137
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 2 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO JUNE 30 OF 2006 AND 2005

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	2,808,043	100	2,582,322	100
r02	COST OF SALES	1,632,289	58	1,556,891	60
r03	GROSS PROFIT	1,175,754	42	1,025,431	40
r04	OPERATING EXPENSES	752,271	27	693,109	27
r05	OPERATING INCOME	423,483	15	332,322	13
r06	INTEGRAL FINANCING COST	53,447	2	49,872	2
r07	INCOME AFTER INTEGRAL FINANCING COST	370,036	13	282,450	11
r08	OTHER EXPENSE AND INCOME (NET)	585	0	(10,169)	0
r44	SPECIAL ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	369,451	13	292,619	11
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	118,271	4	96,213	4
r11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	251,180	9	196,406	8
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	5,972	0	7,029	0
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	257,152	9	203,435	8
r14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	257,152	9	203,435	8
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
r18	NET CONSOLIDATED INCOME	257,152	9	203,435	8
r19	NET INCOME OF MINORITY INTEREST	95,511	3	77,385	3
r20	NET INCOME OF MAJORITY INTEREST	161,641	6	126,050	5

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 2 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	2,808,043	100	2,582,322	100
r21	DOMESTIC	2,542,589	91	2,396,652	93
r22	FOREIGN	265,454	9	185,670	7
r23	TRANSLATED INTO DOLLARS (***)	24,882	1	16,289	1
r06	INTEGRAL FINANCING COST	53,447	100	49,872	100
r24	INTEREST EXPENSE	54,598	102	68,106	137
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	7,265	14	5,840	12
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	9,010	17	(3,260)	(7)
r28	RESULT FROM MONETARY POSITION	(2,896)	(5)	(9,134)	(18)
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	118,271	100	96,213	100
r32	INCOME TAX	115,997	98	118,648	123
r33	DEFERRED INCOME TAX	274	0	(22,435)	(23)
r34	EMPLOYEES' PROFIT SHARING EXPENSES	2,000	2	0	0
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ | QUARTER: 2 | YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	3,475,170	3,197,178
r37	TAX RESULT FOR THE YEAR	414,275	395,496
r38	NET SALES (**)	5,968,485	5,670,442
r39	OPERATING INCOME (**)	894,914	596,736
r40	NET INCOME OF MAJORITY INTEREST (**)	338,113	174,616
r41	NET CONSOLIDATED INCOME (**)	555,898	341,111
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	59,483	58,090

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 2 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM APRIL THE 1st TO JUNE 30 OF 2006 AND 2005

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	1,433,791	100	1,352,351	100
rt02	COST OF SALES	813,092	57	807,303	60
rt03	GROSS PROFIT	620,699	43	545,048	40
rt04	OPERATING EXPENSES	405,546	28	375,080	28
rt05	OPERATING INCOME	215,153	15	169,968	13
rt06	INTEGRAL FINANCING COST	32,981	2	19,620	1
rt07	INCOME AFTER INTEGRAL FINANCING COST	182,172	13	150,348	11
rt08	OTHER EXPENSE AND INCOME (NET)	(2,770)	0	(13,503)	(1)
rt44	SPECIAL ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	184,942	13	163,851	12
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	62,281	4	55,146	4
rt11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	122,661	9	108,705	8
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	4,838	0	4,399	0
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	127,499	9	113,104	8
rt14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	127,499	9	113,104	8
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
rt17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
rt18	NET CONSOLIDATED INCOME	127,499	9	113,104	8
rt19	NET INCOME OF MINORITY INTEREST	49,275	3	42,788	3
rt20	NET INCOME OF MAJORITY INTEREST	78,224	5	70,316	5

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 2 YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

GRUPO HERDEZ, S.A. DE C.V.

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	1,433,791	100	1,352,351	100
rt21	DOMESTIC	1,278,501	89	1,246,262	92
rt22	FOREIGN	155,290	11	106,089	8
rt23	TRANSLATED INTO DOLLARS (***)	14,284	1	9,401	1
rt06	INTEGRAL FINANCING COST	32,981	100	19,620	100
rt24	INTEREST EXPENSE	29,556	90	33,929	173
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	4,304	13	3,235	16
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	6,028	18	(5,906)	(30)
rt28	RESULT FROM MONETARY POSITION	1,701	5	(5,168)	(26)
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	62,281	100	55,146	100
rt32	INCOME TAX	60,281	97	67,882	123
rt33	DEFERRED INCOME TAX	0	0	(12,736)	(23)
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	2,000	3	0	0
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 2 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	30,292	30,035

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 2 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO JUNE 30 OF 2006 AND 2005

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c01	CONSOLIDATED NET INCOME	257,152	203,435
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	35,685	37,975
c03	RESOURCES FROM NET INCOME FOR THE YEAR	292,837	241,410
c04	RESOURCES PROVIDED OR USED IN OPERATION	137,481	146,083
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	430,318	387,493
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(116,528)	(192,929)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(147,367)	(58,306)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(263,895)	(251,235)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(69,032)	(98,739)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	97,391	37,519
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	32,819	53,869
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	130,210	91,388

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

GRUPO HERDEZ, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	35,685	37,975
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	59,483	58,090
c41	+ (-) OTHER ITEMS	(23,798)	(20,115)
c04	RESOURCES PROVIDED OR USED IN OPERATION	137,481	146,083
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	176,689	38,069
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(84,745)	144,888
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	27,052	28,139
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	46,099	(185,009)
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(27,614)	119,996
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(116,528)	(192,929)
c23	+ BANK FINANCING	0	0
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	(116,528)	(192,929)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(147,367)	(58,306)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	2,054
c31	(-) DIVIDENDS PAID	(109,000)	(60,360)
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	(38,367)	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(69,032)	(98,739)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(14,271)	(13,046)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(54,761)	(78,247)
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	(7,446)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 2 YEAR: 2006
GRUPO HERDEZ, S.A. DE C.V.

DATA PER SHARE

CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR			PREVIOUS YEAR		
		AMOUNT			AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.79		$	0.41	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	$	1.50		$	0.90	
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	(0.20)		$	(0.10)	
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	4.98		$	4.18	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0.00	acciones		0.00	acciones
d11	MARKET PRICE TO CARRYING VALUE		1.55	veces		1.36	veces
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		9.73	veces		13.78	veces
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	veces		0.00	veces

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	9.15	%	7.87	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	15.88	%	9.87	%
p03	NET INCOME TO TOTAL ASSETS (**)	12.38	%	7.63	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	1.12	%	4.48	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	1.33	veces	1.26	veces
p07	NET SALES TO FIXED ASSETS (**)	2.94	veces	3.02	veces
p08	INVENTORIES TURNOVER (**)	3.82	veces	3.29	veces
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	40.82	dias	43.49	dias
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	10.82	%	9.69	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	38.55	%	46.31	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.62	veces	0.86	veces
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	11.75	%	13.70	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	33.37	%	45.64	%
p15	OPERATING INCOME TO INTEREST PAID	7.75	veces	4.87	veces
p16	NET SALES TO TOTAL LIABILITIES (**)	3.44	veces	2.74	veces
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	2.39	veces	2.28	veces
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.28	veces	1.19	veces
p19	CURRENT ASSETS TO TOTAL LIABILITIES	1.17	veces	1.02	veces
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	15.31	%	9.84	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	10.42	%	9.34	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	4.89	%	5.65	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	7.88	veces	5.68	veces
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	44.15	%	76.79	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	55.84	%	23.20	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	20.67	%	13.21	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

Julio 20 de 2006.

Estimados Consejeros:

Durante el segundo trimestre del presente año, el volumen de ventas medido en toneladas registró un incremento de 9.6% gracias a un sólido comportamiento en las ventas nacionales, mismas que aumentaron 7.6% mientras que las ventas a Estados Unidos lo hicieron en 24.2 por ciento.

Las ventas netas en valores ascendieron a $1,433.8 millones, un crecimiento de 6.0% en términos reales impulsadas por las exportaciones que, de forma acumulada, representaron 9.5% de las ventas netas.

El costo de ventas en el trimestre representó 56.7% de las ventas netas, una mejoría de tres puntos porcentuales en comparación con el año anterior, incrementando así la utilidad bruta en 13.9 por ciento. El gasto de operación aumentó 8.1% al pasar de 27.7% a 28.3% como porcentaje a ventas, derivado principalmente por mayores inversiones promocionales con objeto de mantener el liderazgo de nuestras marcas en el mercado.

De esta forma, la utilidad de operación en el periodo abril junio alcanzó $215.2 millones, 26.6% más que la obtenida durante el mismo periodo de 2005, mientras que el flujo de operación EBITDA ascendió a $245.4 millones, 17.1% sobre ventas netas, o bien, 1.9 puntos porcentuales más que el año anterior.

El costo integral de financiamiento se incrementó $13.4 millones originado por una pérdida cambiaria y un efecto monetario desfavorable comparados con el mismo periodo del año anterior, por lo que la utilidad neta se incrementó 11.2% en el segundo trimestre de 2006 al pasar de $70.3 en 2005 a $78.2 millones.

De forma acumulada, durante los primeros seis meses del presente año, el volumen de ventas medido en toneladas creció 11.3% mientras que las ventas en valores alcanzaron $2,808.0 millones, un incremento de 8.7% con respecto al mismo periodo del año anterior. La utilidad bruta representó 41.9% de las ventas, una mejoría de 2.2 puntos porcentuales en comparación con la registrada durante el primer semestre de 2005.

La utilidad de operación ascendió a $423.5 millones, 27.4% más que la obtenida en el periodo enero-junio de 2005, mientras que el flujo de operación EBITDA alcanzó $483.0 millones, equivalente a un margen EBITDA de 17.2%, es decir registrando una expansión de 2.1 puntos porcentuales durante el periodo.

Por lo tanto, en los primeros seis meses del año, la utilidad neta pasó de $ 126.1 millones a $161.6 millones, un incremento de 28.2 por ciento.

La situación financiera de la compañía se mantiene sana, ya que el capital contable total representa 61.4% de los activos totales, cifra que compara favorablemente con la relación de 53.7% al 30 de junio de 2005. El capital contable mayoritario se incrementó 20.4% en términos reales durante los últimos doce meses.

La deuda neta, es decir, los pasivos bancarios menos el efectivo disponible al 30 de junio de 2006, fue de $784.6 millones, $324.0 millones nominales menos que la registrada

al 30 de junio de 2005.

Por otra parte, y refiriéndome al futuro de nuestra empresa, vale la pena mencionar que la estrategia de Grupo Herdez tiene cuatro pilares fundamentales:

i) crecimiento orgánico de nuestras actuales líneas;
ii) sólido crecimiento de nuestras exportaciones a Estados Unidos;
iii) desarrollo de nuevos productos y canales; y
iv) adquisiciones y/o alianzas estratégicas.

Dentro de la estrategia de alianzas estratégicas, se enmarcan los recientes acontecimientos con Embotelladoras Arca, SA de CV que, por la magnitud y complejidad de la transacción no se logró concretar satisfaciendo los intereses de ambas partes. Sin embargo, es importante enfatizar que la estrategia del Grupo se mantiene firme y con una clara meta, por lo que seguiremos analizando diversas opciones con objeto de generar valor para la compañía.

Bajo este contexto, en junio firmamos un contrato de distribución con Ocean Spray International, Inc. líder mundial en la comercialización de bebidas de arándano, para distribuir de manera exclusiva sus productos en territorio mexicano. Esperamos que en la medida que este negocio crezca se convierta en una asociación estratégica para nuestro Grupo.

El futuro, aunque presente retos a nivel nacional e internacional, lo vemos con optimismo y estamos preparados para ejecutar nuestra estrategia de manera eficaz y con flexibilidad financiera.

A t e n t a m e n t e

Héctor Hernández-Pons Torres.
Presidente y Director General.

NOTA 1. ESTRUCTURA DE LA COMPAÑÍA.

LAS PRINCIPALES ACTIVIDADES DE GRUPO HERDEZ SON:
A) PROMOVER, CONSTITUIR, ORGANIZAR, EXPLOTAR Y TOMAR PARTICIPACIÓN EN EL CAPITAL Y PATRIMONIO DE TODO GÉNERO DE SOCIEDADES O ASOCIACIONES MERCANTILES O CIVILES, O DE CUALQUIER OTRA ÍNDOLE, TANTO NACIONALES COMO EXTRANJERAS, ASÍ COMO PARTICIPAR EN SU ADMINISTRACIÓN O LIQUIDACIÓN.

B) LA ADQUISICIÓN, ENAJENACIÓN Y EN GENERAL LA NEGOCIACIÓN DE TODO TIPO DE ACCIONES, PARTES SOCIALES Y DE CUALQUIER OTRO TÍTULO O VALOR PERMITIDO POR LA LEY, SIN QUE EN NINGÚN CASO REALICE ACTOS DE INTERMEDIACIÓN EN EL MERCADO DE VALORES.

GRUPO HERDEZ TIENE PARTICIPACIÓN EN LA TENENCIA ACCIONARIA DE LAS SIGUIENTES EMPRESAS: HERDEZ, S.A. DE C.V., GRUPO BÚFALO, S.A. DE C.V., MIEL CARLOTA, S.A. DE C.V., ALMACENADORA HERPONS, S.A. DE C.V., HORMEL ALIMENTOS, S.A. DE C.V., ALIMENTOS DESHIDRATADOS DEL BAJÍO, S.A. DE C.V., YAVAROS INDUSTRIAL, S.A. DE C.V., HERSEA, S.A. DE C.V., MC CORMICK DE MÉXICO, S.A. DE C.V., SOCIEDAD DE DESARROLLO AGRÍCOLA, S.A. DE C.V., BARILLA MÉXICO, S.A. DE C.V., COMPAÑIA COMERCIAL HERDEZ(1), S.A. DE C.V., FABRICA DE ENVASES DEL PACIFICO, S.A. DE C.V. Y HERMARCAS, S.A. DE C.V.

(1)COMPAÑÍA CONSTITUIDA EL 1 DE DICIEMBRE DE 2004 COMO RESULTADO DE LA ESCISIÓN DE HERDEZ, S. A. DE C. V. EN LA MISMA FECHA. EL CAPITAL SOCIAL CONSTITUIDO ES DE $34,048 ($32,667 VALOR HISTÓRICO).

NOTA 2. POLÍTICAS DE CONTABILIDAD MÁS IMPORTANTES.
LOS ESTADOS FINANCIEROS QUE SE ACOMPAÑAN HAN SIDO PREPARADOS DE ACUERDO CON PRINCIPIOS DE CONTABILIDAD GENERALMENTE ACEPTADOS, Y A CONTINUACIÓN SE RESUMEN LAS POLÍTICAS DE CONTABILIDAD MÁS IMPORTANTES, INCLUYENDO LOS CONCEPTOS, MÉTODOS Y CRITERIOS RELATIVOS AL RECONOCIMIENTO DE LOS EFECTOS DE LA INFLACIÓN EN LA INFORMACIÓN FINANCIERA.

a. LAS CIFRAS DE LOS ESTADOS FINANCIEROS SE EXPRESAN EN MILES DE PESOS DE PODER ADQUISITIVO DEL 30 DE JUNIO DE 2006.

b. TODOS LOS SALDOS Y OPERACIONES IMPORTANTES ENTRE LAS COMPAÑÍAS SE ELIMINAN EN LA CONSOLIDACIÓN. LA CONSOLIDACIÓN SE EFECTUÓ CON BASE EN ESTADOS FINANCIEROS AUDITADOS DE LAS SUBSIDIARIAS.

c. A PARTIR DEL EJERCICIO DE 2004, GRUPHER Y SUBSIDIARIAS ADOPTARON ANTICIPADAMENTE LAS DISPOSICIONES DEL BOLETÍN B-7 =ADQUISICIONES DE NEGOCIOS= LAS CUALES ESTABLECEN, ENTRE OTRAS COSAS, EL MÉTODO DE COMPRA COMO REGLA ÚNICA DE VALUACIÓN PARA LA ADQUISICIÓN DE NEGOCIOS Y MODIFICA EL TRATAMIENTO CONTABLE DEL CRÉDITO MERCANTIL, ELIMINANDO SU AMORTIZACIÓN A PARTIR DE LA ENTRADA EN VIGOR DE ESTE BOLETÍN Y SUJETÁNDOLO A REGLAS DE DETERIORO DE FORMA ANUAL; ASIMISMO, DA REGLAS ESPECÍFICAS EN LA ADQUISICIÓN DEL INTERÉS MINORITARIO Y DE TRANSFERENCIAS DE ACTIVOS O INTERCAMBIO DE ACCIONES ENTRE ENTIDADES DE UN MISMO GRUPO. ANTERIORMENTE GRUPHER Y SUBSIDIARIAS RECONOCÍAN EL VALOR NETO EN LIBROS DE LAS ACCIONES ADQUIRIDAS MEDIANTE CARGOS SISTEMÁTICOS A LOS RESULTADOS DEL EJERCICIO EN UN PLAZO DE 15 AÑOS.

d. LAS INVERSIONES A PLAZO MENOR DE UN AÑO SE EXPRESAN AL COSTO, EL CUAL ES SEMEJANTE A SU VALOR DE MERCADO.

e. LOS INVENTARIOS SE ENCUENTRAN EXPRESADOS AL COSTO DE LA ÚLTIMA COMPRA O PRODUCCIÓN, LOS CUALES NO EXCEDEN AL VALOR DE MERCADO. EL COSTO DE VENTAS SE DETERMINÓ POR EL MÉTODO DE ÚLTIMAS ENTRADAS PRIMERAS - SALIDAS.

f. LOS INMUEBLES, MAQUINARIA Y EQUIPO SE EXPRESAN A SU VALOR ACTUALIZADO, DETERMINADO MEDIANTE LA APLICACIÓN A SU COSTO DE ADQUISICIÓN DE FACTORES DERIVADOS DEL ÍNDICE NACIONAL DE PRECIOS AL CONSUMIDOR (INPC), EN EL CASO ESPECÍFICO DE ALGUNOS ACTIVOS, SE ACTUALIZAN LIMITADOS HASTA EL VALOR DE MERCADO.

LA DEPRECIACIÓN SE CALCULA POR EL MÉTODO DE LÍNEA RECTA CON BASE EN LAS VIDAS ÚTILES DE LOS ACTIVOS ESTIMADAS POR LA ADMINISTRACIÓN DE LA COMPAÑÍA, TANTO SOBRE EL COSTO DE ADQUISICIÓN, COMO SOBRE LOS INCREMENTOS POR ACTUALIZACIÓN.

EL VALOR DE ESTOS ACTIVOS ESTÁ SUJETO A UNA EVALUACIÓN ANUAL DE DETERIORO. (VÉASE NOTA 1G.).

g. A PARTIR DEL EJERCICIO DE 2004, GRUPHER Y SUBSIDIARIAS ADOPTARON LAS DISPOSICIONES DEL BOLETÍN C-15 =DETERIORO EN EL VALOR DE LOS ACTIVOS DE LARGA DURACIÓN Y SU DISPOSICIÓN=, EMITIDO POR EL INSTITUTO MEXICANO DE CONTADORES PÚBLICO (IMCP), EL CUAL ESTABLECE ENTRE OTRAS COSAS, CRITERIOS PARA LA IDENTIFICACIÓN Y, EN SU CASO, REGISTRO POR LAS PÉRDIDAS POR DETERIORO O BAJA DE VALOR EN LOS ACTIVOS DE LARGA DURACIÓN, TANGIBLES E INTANGIBLES, INCLUYENDO EL CRÉDITO MERCANTIL. LOS CÁLCULOS EN GRUPHER Y SUBSIDIARIAS POR LA ADOPCIÓN DE LOS LINEAMIENTOS DE ESTE BOLETÍN AL 1 DE ENERO DE 2004 DETERMINARON UN EFECTO NETO DE IMPUESTOS DE $94,692 CON CARGO A LOS RESULTADOS DEL EJERCICIO; ASIMISMO, AL FINAL DEL EJERCICIO DE 2005 Y DE 2004 SE DETERMINARON EFECTOS DE CRÉDITO A LOS RESULTADOS DE ESTOS EJERCICIOS COMO RESULTADO DE REVERSIONES DEBIDO A CAMBIOS EN LAS CONDICIONES ORIGINALES CUYOS EFECTOS FUERON DE $53,587 Y $22,191, RESPECTIVAMENTE.

h. LOS ACTIVOS INTANGIBLES SE RECONOCEN EN EL BALANCE GENERAL SIEMPRE Y CUANDO ÉSTOS SEAN IDENTIFICABLES, PROPORCIONEN BENEFICIOS ECONÓMICOS FUTUROS Y SE TENGA CONTROL SOBRE DICHOS BENEFICIOS. AL 30 DE JUNIO DE 2006 Y 2005 SE PRESENTAN EN EL BALANCE GENERAL EN EL RENGLÓN DE OTROS ACTIVOS. LOS ACTIVOS INTANGIBLES CON VIDA ÚTIL INDEFINIDA NO SE AMORTIZAN Y LOS ACTIVOS INTANGIBLES CON VIDA DEFINIDA SE AMORTIZAN SISTEMÁTICAMENTE, CON BASE EN LA MEJOR ESTIMACIÓN DE SU VIDA ÚTIL DETERMINADA DE ACUERDO CON LA EXPECTATIVA DE LOS BENEFICIOS ECONÓMICOS FUTUROS. EL VALOR DE ESOS ACTIVOS ESTÁ SUJETO A UNA EVALUACIÓN ANUAL DE DETERIORO. COMO RESULTADO DE LOS ESTUDIOS EFECTUADOS EN LOS AÑOS DE 2005 Y 2004, NO RESULTARON EFECTOS A REGISTRAR EN LOS RESULTADOS DE DICHOS EJERCICIOS.

i. LOS PASIVOS A CARGO DE LA COMPAÑÍA Y LAS PROVISIONES DE PASIVO RECONOCIDAS EN EL BALANCE GENERAL, REPRESENTAN OBLIGACIONES PRESENTES EN LAS QUE ES PROBABLE LA SALIDA DE RECURSOS ECONÓMICOS PARA LIQUIDAR LA OBLIGACIÓN. ESTAS PROVISIONES SE HAN REGISTRADO CONTABLEMENTE, BAJO LA MEJOR ESTIMACIÓN RAZONABLE EFECTUADA POR LA ADMINISTRACIÓN PARA LIQUIDAR LA OBLIGACIÓN PRESENTE; SIN EMBARGO, LOS RESULTADOS REALES PODRÍAN DIFERIR DE LAS PROVISIONES RECONOCIDAS.

j. EL IMPUESTO SOBRE LA RENTA (ISR) SE RECONOCE DE ACUERDO AL MÉTODO DE ACTIVOS Y PASIVOS CON ENFOQUE INTEGRAL. BAJO ESTE MÉTODO SE RECONOCE EN PRINCIPIO, UN ISR DIFERIDO PARA TODAS LAS DIFERENCIAS ENTRE LOS VALORES CONTABLES Y FISCALES DE LOS ACTIVOS Y PASIVOS.

k. LAS PRIMAS DE ANTIGÜEDAD QUE LOS TRABAJADORES TIENEN DERECHO A PERCIBIR AL TERMINAR LA RELACIÓN LABORAL DESPUÉS DE 12 AÑOS DE SERVICIOS, ASÍ COMO LAS OBLIGACIONES QUE EXISTEN BAJO LOS PLANES DE RETIRO ESTABLECIDOS PARA LOS EMPLEADOS, A LOS CUALES ÉSTOS NO CONTRIBUYEN, SE RECONOCEN COMO COSTO DE LOS AÑOS EN QUE SE PRESTAN TALES SERVICIOS, CON BASE EN ESTUDIOS ACTUARIALES REALIZADOS UTILIZANDO EL MÉTODO DE CRÉDITO UNITARIO PROYECTADO.

A PARTIR DEL 1 DE ENERO DE 2005, LA COMPAÑÍA ADOPTÓ LAS ADECUACIONES AL BOLETÍN D-3 =OBLIGACIONES LABORALES=, EL CUAL INCORPORA REGLAS DE VALUACIÓN, PRESENTACIÓN Y REGISTRO PARA EL RECONOCIMIENTO DE OBLIGACIONES POR REMUNERACIONES AL TÉRMINO DE LA RELACIÓN

LABORAL POR CAUSAS DISTINTAS A REESTRUCTURACIÓN. ESTOS EFECTOS TAMBIÉN SE RECONOCEN MEDIANTE ESTUDIOS ACTUARIALES REALIZADOS UTILIZANDO EL MÉTODO DE CRÉDITO UNITARIO PROYECTADO. EL EFECTO DEL COSTO NETO DEL PERÍODO POR ESTE TIPO DE REMUNERACIONES FUE POCO IMPORTANTE EN LOS RESULTADOS DEL AÑO. LA ADOPCIÓN INICIAL DE DICHAS ADECUACIONES GENERÓ UN PASIVO DE $6,754 Y UN ACTIVO DE TRANSICIÓN DE $6,126, ESTE ÚLTIMO SE AMORTIZARÁ EN 9.7 AÑOS, QUE CORRESPONDE AL PLAZO DE LA VIDA LABORAL PROMEDIO REMANENTE DE LOS TRABAJADORES, POR EL RECONOCIMIENTO DE LOS SERVICIOS ANTERIORES POR REMUNERACIONES AL TÉRMINO DE LA RELACIÓN LABORAL.

A CONTINUACIÓN SE RESUMEN LOS PRINCIPALES DATOS FINANCIEROS DE DICHOS PLANES AL 30 DE JUNIO DE 2006 Y DE 2005.

ACTIVOS Y PASIVOS DEL PLAN DE PRIMAS DE ANTIGÜEDAD, PLAN DE PENSIONES Y AL TÉRMINO DE LA RELACIÓN LABORAL	2006	2005
OBLIGACIÓN POR BENEFICIOS PROYECTADOS	($100,654)	($83,598)
ACTIVOS DE LOS PLANES A VALOR DE MERCADO	38,547	20,083
SERVICIOS ANTERIORES NO AMORTIZADOS	33,385	34,223
VARIACIÓN EN SUPUESTOS Y AJUSTES NO AMORTIZADOS	5,680	3,760
PASIVO NETO PROYECTADO	($23,042)	($25,533)
OBLIGACIÓN POR DERECHOS ADQUIRIDOS		
OBLIGACIÓN POR BENEFICIOS ACTUALES	($84,891)	($65,735)
PASIVO DE TRANSICIÓN NO AMORTIZADO	($61,849)	($40,202)
COSTO NETO DEL PERÍODO	$ 6,177	$ 6,323

EL PASIVO DE TRANSICIÓN SE ESTÁ AMORTIZANDO SOBRE LA VIDA LABORAL PROMEDIO REMANENTE DE LOS TRABAJADORES QUE SE ESPERA RECIBAN LOS BENEFICIOS DEL PLAN APROXIMADAMENTE EN 16 AÑOS.

l. LAS TRANSACCIONES EN MONEDAS EXTRANJERAS SE REGISTRAN A LOS TIPOS DE CAMBIO VIGENTES EN LAS FECHAS DE SU CONCERTACIÓN.

LOS ACTIVOS Y PASIVOS EN DICHAS MONEDAS SE EXPRESAN EN MONEDA NACIONAL A LOS TIPOS DE CAMBIO VIGENTES A LA FECHA DEL BALANCE GENERAL. LAS DIFERENCIAS MOTIVADAS POR FLUCTUACIONES EN LOS TIPOS DE CAMBIO ENTRE LAS FECHAS DE CONCERTACIÓN DE LAS TRANSACCIONES Y SU LIQUIDACIÓN O VALUACIÓN AL CIERRE DEL EJERCICIO SE APLICAN A LOS RESULTADOS.

m. EL RESULTADO POR POSICIÓN MONETARIA REPRESENTA EL EFECTO DE LA INFLACIÓN MEDIDA EN TÉRMINOS DEL INPC SOBRE EL NETO DE LOS ACTIVOS Y PASIVOS MONETARIOS MENSUALES DEL AÑO.

n. EL CAPITAL SOCIAL, LA PRIMA EN SUSCRIPCIÓN DE ACCIONES Y LOS RESULTADOS ACUMULADOS REPRESENTAN EL VALOR DE DICHOS CONCEPTOS EN TÉRMINOS DE PODER ADQUISITIVO AL FIN DEL EJERCICIO, Y SE DETERMINAN APLICANDO A LOS IMPORTES HISTÓRICOS FACTORES DERIVADOS DEL INPC.

LA PRIMA EN SUSCRIPCIÓN DE ACCIONES REPRESENTA LA DIFERENCIA EN EXCESO ENTRE EL PAGO DE LAS ACCIONES SUSCRITAS Y EL VALOR NOMINAL DE LAS MISMAS.

o. LA INSUFICIENCIA EN LA ACTUALIZACIÓN DEL CAPITAL CONTABLE ESTÁ REPRESENTADA BÁSICAMENTE POR EL RESULTADO ACUMULADO POR POSICIÓN MONETARIA Y POR EL RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS, EL CUAL REPRESENTA UN INCREMENTO EN EL VALOR ACTUALIZADO DE ESTOS ACTIVOS, APLICANDO COSTOS ESPECÍFICOS, POR ENCIMA O POR DEBAJO DE LA INFLACIÓN MEDIDA EN TÉRMINOS DEL INPC.

p. LA UTILIDAD NETA POR ACCIÓN ESTÁ CALCULADA CON BASE EN EL PROMEDIO PONDERADO DE ACCIONES EN CIRCULACIÓN DE ACUERDO CON LAS DISPOSICIONES CONTENIDAS EN EL BOLETÍN B-14 =UTILIDAD POR ACCIÓN= EMITIDO POR EL IMCP.

q. LA UTILIDAD INTEGRAL ESTÁ REPRESENTADA POR LA UTILIDAD NETA, MÁS LOS EFECTOS DEL RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS Y LA PÉRDIDA POR LA CONVERSIÓN DE MONEDA EXTRANJERA, ASÍ COMO POR AQUELLAS PARTIDAS QUE POR DISPOSICIÓN ESPECÍFICA SE REFLEJAN EN EL CAPITAL CONTABLE Y NO CONSTITUYEN APORTACIONES, REDUCCIONES Y DISTRIBUCIONES DE CAPITAL, Y SE ACTUALIZA APLICANDO FACTORES DERIVADOS DEL INPC.

A CONTINUACIÓN SE PRESENTA EL ANÁLISIS DE LA UTILIDAD INTEGRAL:

	UTILIDAD	INSUFICIENCIA EN LA ACTUALIZACIÓN DEL CAPITAL	INTERÉS MINORITARIO	UTILIDAD INTEGRAL
UTILIDAD NETA	$161,641	$ 95,511	$257,152	
RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS		$ 0		
	$161,641	$ 0	$ 95,511	$257,152

NOTA 3. INMUEBLES, PLANTA Y EQUIPO.

INMUEBLES	342,148	68,919	273,229	368,209	181,378	460,060
MAQUINARIA	842,352	301,895	540,457	857,756	476,586	921,627
EQ.TRANSP.	32,342	19,990	12,352	43,010	35,742	19,620
EQ.OFNA.	43,371	17,917	25,454	37,849	30,946	32,357
EQ.COMPUTO	52,624	41,021	11,603	17,188	14,109	14,682
EQ.PESCA	191,310	8,731	182,579	1,712	3,423	180,868
OTROS	3,960	686	3,274	951	147	4,078
TOTAL	1,508,107	459,159	1,048,948	1,326,675	742,331	1,633,292
Activos No Depreciables						
TERRENOS	112,287		112,287	161,397		273,684
CONSTRUCC. EN PROCESO	121,881		121,881			121,881
TOTAL	234,168		234,168	161,397		395,565
TOTAL	1,742,275	459,159	1,283,116	1,488,072	742,331	2,028,857

NOTA 4. CAPITAL CONTABLE.

EL CAPITAL CONTABLE SE INTEGRA COMO SIGUE:

CONCEPTO	HISTORICO	ACTUALIZACIÓN	TOTAL

CAPITAL SOCIAL	427,326	468,093	895,419
PRIMA EN VENTA DE ACCIONES	43,572	162,442	206,014
RESERVA LEGAL	58,463	47,330	105,793
RESULTADOS ACUMULADOS	1,462,543	1,336,159	2,798,702
RVA P/ ADQUIS DE ACCS PROP	36,141	164,991	201,132
EXC (INSUF) EN LA ACT DEL CAP		(2,240,318)	(2,240,318)
RESULTADO DEL EJERCICIO	161,641	0	161,641
TOTAL	2,189,685	(61,303)	2,128,382

NOTA 5. RESERVA PARA RECOMPRA DE ACCIONES.

A LA FECHA DE CIERRE DEL SEGUNDO TRIMESTRE DEL AÑO 2006 HABÍA EN CIRCULACIÓN 427,054,763 ACCIONES.

NOTA 6. COSTO INTEGRAL DE FINANCIAMIENTO.

EL COSTO INTEGRAL DE FINANCIAMIENTO ESTÁ INTEGRADO DE LA SIGUIENTE FORMA:

	CONSOLIDADO
INTERESES PAGADOS	54,598
INTERESES GANADOS	7,265
PÉRDIDA/(UTILIDAD)CAMBIARIA	9,010
RESULTADO POR POSICIÓN MONETARIA	(2,896)
TOTAL	53,447

NOTA 7. IMPUESTOS DIFERIDOS.

DE ACUERDO A PRINCIPIOS DE CONTABILIDAD, ES OBLIGATORIO RECONOCER LOS IMPUESTOS DIFERIDOS DEL IMPUESTO SOBRE LA RENTA Y DE LA PARTICIPACIÓN A LOS TRABAJADORES EN LA UTILIDAD, DERIVADOS DE LA COMPARACIÓN DE LOS VALORES CONTABLES Y FISCALES DE LOS ACTIVOS Y PASIVOS.

LOS EFECTOS ACUMULADOS AL 30 DE JUNIO FUERON:

EN RESULTADOS: EN LA PROVISIÓN DE IMPUESTOS	274
EN EL PASIVO: EN IMPUESTOS DIFERIDOS	179,727

NOTA 8.RESULTADOS NETOS MENSUALES (HISTÓRICO Y ACTUALIZADO)

	MENSUAL	ACUMUL	CIERRE	ADQUIS	FACTOR	MENSUAL	ACUMUL
Jul-05	18,843	18,843	117.059	113.891	1.0278	19,367	19,367
Ago-05	28,694	47,537	117.059	114.027	1.0265	29,454	48,821
Sep-05	28,364	75,901	117.059	114.484	1.0224	28,999	77,821
Oct-05	26,147	102,048	117.059	114.765	1.0199	26,667	104,488
Nov-05	38,579	140,627	117.059	115.591	1.0126	39,065	143,553
Dic-05	34,749	175,376	117.059	116.301	1.0065	34,975	178,528
Ene-06	15,380	190,756	117.059	116.983	1.0006	15,389	193,917
Feb-06	19,410	210,166	117.059	117.162	0.9991	19,393	213,310
Mar-06	43,817	253,983	117.059	117.309	0.9978	43,721	257,030
Abr-06	24,332	278,315	117.059	117.481	0.9964	24,244	281,275

May-06	28,693	307,008	117.059	116.958	1.0008	28,716	309,991
Jun-06	28,122	335,130	117.059	117.059	1.0000	28,122	338,113

NOTA 9

AL 30 DE JUNIO DEL 2006, LA COMPAÑÍA TENÍA LOS SIGUIENTES ACTIVOS Y PASIVOS MONETARIOS EN MONEDA EXTRANJERA:

	DÓLARES	OTRAS MONEDAS	TOTAL
ACTIVOS MONETARIOS	8,899	2,216	11,115
PASIVOS MONETARIOS	17,810	33	17,843
POSICIÓN NETA	(8,911)	2,183	(6,728)

AL 30 DE JUNIO DEL 2006, LA COMPAÑÍA TENÍA LOS SIGUIENTES ACTIVOS Y PASIVOS NO MONETARIOS DE ORIGEN EXTRANJERO:

	CONSOLIDADO
INVENTARIOS	2,882
MAQUINARIA Y EQUIPO	117,800
TOTAL	120,682

NOTA 10. INFORMACIÓN POR SEGMENTOS DE NEGOCIO Y GEOGRÁFICA.

LA ADMINISTRACIÓN DEL GRUPO GENERA EN FORMA INTERNA UN CONJUNTO DE INFORMACIÓN FINANCIERA QUE SIRVE DE BASE PARA LA EVALUACIÓN Y TOMA DE SUS DECISIONES, POR LO CUAL A CONTINUACIÓN SE MUESTRA LA INFORMACIÓN POR SEGMENTO GEOGRÁFICO.

	México	EUA	Total
VENTAS NETAS	$2,542,589	265,454	$2,808,043
UTILIDAD (PÉRDIDA) DE OPERACIÓN	383,450	40,033	423,483
UTILIDAD NETA	146,361	15,280	161,641
DEPRECIACIÓN Y AMORTIZACIÓN	53,860	5,623	59,483
EBITDA	437,310	45,656	482,966
ACTIVOS TOTALES	4,063,240	424,215	4,487,455
PASIVOS TOTALES	1,566,574	163,555	1,730,129

LA INFORMACIÓN POR SEGMENTOS DE NEGOCIO ES LA MISMA YA QUE EL SECTOR QUE SE MANEJA ES ÚNICAMENTE EL DE PRODUCTOS ALIMENTICIOS PARA EL CONSUMO HUMANO.

NOTA 11 - IMPUESTO SOBRE LA RENTA (ISR), IMPUESTO AL ACTIVO (IA), PARTICIPACIÓN DE LOS TRABAJADORES EN LA UTILIDAD (PTU) Y AMORTIZACIÓN DE PÉRDIDAS FISCALES:

LA COMPAÑÍA Y SUS SUBSIDIARIAS TIENEN AUTORIZACIÓN DE LA SECRETARÍA DE HACIENDA Y CRÉDITO PÚBLICO PARA DETERMINAR SU RESULTADO FISCAL E IA SOBRE BASES CONSOLIDADAS.

LOS CARGOS POR ISR Y PTU NO SON PROPORCIONALES A LA UTILIDAD ANTES DE ESTOS GRAVÁMENES, DEBIDO BÁSICAMENTE AL EFECTO DE LAS PARTIDAS DE CONCILIACIÓN DE NATURALEZA PERMANENTE (DEPRECIACIÓN POR REVALUACIÓN, Y EL RECONOCIMIENTO DE LOS EFECTOS DE LA INFLACIÓN SOBRE BASES DIFERENTES PARA FINES CONTABLES Y FISCALES).

COMO RESULTADO DE LAS MODIFICACIONES A LA LEY DEL ISR, APROBADAS EL 13 DE NOVIEMBRE DE 2004, LA TASA DE ISR SERÁ DEL 29% Y 28% EN 2006 Y 2007, RESPECTIVAMENTE.

NOTA 12 PARTIDAS EXTRAORDINARIAS:

NO SE HAN APLICADO PARTIDAS EXTRAORDINARIAS EN EL PERIODO.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
HERDEZ, S.A. DE C.V.	PRODUCCIION DE ALIMENTOS ENVASADOS	300,000,000	100.00
COMPAÑIA COMERCIAL HERDEZ, S.A. DE C.V.	COMERCIALIZACIÓN DE PRODUCTOS ALIMENTIC	326,672,310	100.00
MCCORMICK DE MEXICO, S.A. DE C.V.	PRODUCCION DE ALIMENTOS ENVASADOS	450,000,000	50.00
GRUPO BUFALO, S.A. DE C.V.	PRODUCCION DE ALIMENTOS ENVASADOS	37,000,063	100.00
MIEL CARLOTA, S.A. DE C.V.	PROD MIEL DE ABEJA	135,000,000	95.00
YAVAROS INDUSTRIAL, S.A. DE C.V.	CAPTURA DE ESPECIES MARINAS	33,281,111	100.00
HORMEL ALIMENTOS, S.A. DE C.V.	IMPORT DE PRODUC ALIMENTICIOS	1,000,000	50.00
ALMACENADORA HERPONS, S.A. DE C.V.	ALMACENES Y BODEGAS	120,500	100.00
ALIMENTOS DESHIDRATADOS DEL BAJÍO, S.A. DE C.V.	PROD VEGET DESHIDRATADOS	5,388,187	100.00
HERSEA, S.A. DE C.V.	PESCA Y COMERC DE PRODS DEL MAR	40,050	100.00
BARILLA MEXICO, S.A. DE C.V.	IMPORTACION DE PASTAS Y SALSAS	117,748,096	50.00
SOCIEDAD DE DESARROLLO AGRÍCOLA, S.A. DE C.V.	PROD AGROPECUARIA, FORESTAL Y APÍCOLA	4,550,000	95.00
HERMARCAS, S.A. DE C.V.	USO, EXPLOTACIÓN Y ADQUISICIÓN DE MARCA	25,459,860	100.00
		0	0.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 2 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)	
				ACQUISITION COST	BOOK VALUE
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATES				0	0
OTHER PERMANENT INVESTMENTS					99,160
TOTAL				0	99,160

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED
Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS														
FOREIGN TRADE														
BANCOMEXT	20/03/2007	9.95	0	43,333	0	0	0	0						
BANCOMEXT	18/03/2009	9.95	0	0	0	86,667	0	0						
BANCOMEXT	20/12/2006	6.04							0	76,006	0	0	0	0
BANCOMEXT	19/12/2008	6.04							0	0	0	114,009	0	0
SECURED														
COMMERCIAL BANKS														
INBURSA	19/07/2006	8.85	0	4,000	0	0	0	0						
INBURSA	01/12/2010	11.05	0	0	0	0	0	49,000						
INBURSA	01/12/2010	10.98	0	0	0	0	0	100,000						
INBURSA	01/06/2007	11.08	0	20,000	0	0	0	0						
INBURSA	01/12/2010	11.08	0	0	0	0	0	50,000						
INBURSA	01/06/2007	11.08	0	20,000	0	0	0	0						
INBURSA	01/12/2010	11.08	0	0	0	0	0	50,000						
INBURSA	01/08/2007	11.08	0	4,000	0	0	0	0						
INBURSA	01/12/2010	11.08	0	0	0	0	0	15,000						
INBURSA	01/06/2007	11.08	0	14,000	0	0	0	0						
INBURSA	01/12/2010	11.08	0	0	0	0	0	37,000						
BANCOMER	30/06/2007	9.70	0	18,889	0	0	0	0						
BANCOMER	31/03/2010	9.70	0	0	0	0	56,666	0						
SCOTIABANK INVERLAT	30/06/2007	8.12	0	25,000	0	0	0	0						
SCOTIABANK INVERLAT	30/09/2008	8.12	0	0	0	31,250	0	0						
BANAMEX	22/06/2007	9.75	0	12,500	0	0	0	0						
BANAMEX	22/12/2010	9.75	0	0	0	0	0	87,500						
OTHER														
TOTAL BANKS			0	161,722	0	117,917	56,666	388,500	0	76,006	0	114,009	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

QUARTER: 2 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

CREDITS BREAK DOWN

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET														
LISTED STOCK EXCHANGE														
UNSECURED														
SECURED														
PRIVATE PLACEMENTS														
UNSECURED														
SECURED														
TOTAL STOCK MARKET			0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

QUARTER: 2 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution			Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS														
VARIOS PROVEEDORES		0.00	0	365,200	0	0	0	0						
VARIOS PROVEEDORES		0.00							0	12,900	0	0	0	0
TOTAL SUPPLIERS			0	365,200	0	0	0	0	0	12,900	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS														
OTROS PASIVOS		0.00	0	111,154	0	0	0	0						
		0.00							0	518	0	0	0	0
TOTAL			0	638,076	0	117,917	56,666	388,500	0	89,424	0	114,009	0	0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

GRUPO HERDEZ, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	8,899	101,460	2,216	25,268	126,728
LIABILITIES POSITION	17,810	203,050	34	383	203,433
SHORT-TERM LIABILITIES POSITION	7,810	89,041	34	383	89,424
LONG-TERM LIABILITIES POSITION	10,000	114,009	0	0	114,009
NET BALANCE	(8,911)	(101,590)	2,182	24,885	(76,705)

NOTES

EL TIPO DE CAMBIO UTILIZADO PARA LA RELACIÓN PESO DÓLAR FUE DE: $11.4009
EL TIPO DE CAMBIO UTILIZADO PARA LA RELACIÓN PESO EURO FUE DE: $14.2819

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 2 YEAR: 2006
GRUPO HERDEZ, S.A. DE C.V.

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	2,928,584	3,332,359	(403,775)	0.01	(2,342)
FEBRUARY	2,684,932	3,122,006	(437,074)	0.01	(656)
MARCH	2,582,485	2,979,072	(396,588)	0.01	(476)
APRIL	2,713,412	3,055,233	(341,822)	0.00	(479)
MAY	2,737,859	3,135,598	(397,739)	(0.01)	1,790
JUNE	2,954,424	3,027,731	(73,307)	0.01	(110)
RESTATEMENT				0.00	0
CAPITALIZATION				0.00	0
FOREIGN CORP.				0.00	0
OTHER				0.00	(623)
TOTAL					(2,896)

NOTES

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ | QUARTER: 2 | YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PLANTA MEXICO	FAB MAY MOST JUG Y MERM	14,000	78.00
PLANTA SLP McCORMICK EL DUQUE	FAB MAY MOST ESPECIAS TE	5,000	82.00
PLANTA SLP INDUSTRIAS	FAB MOLES, SALSAS, FRUTAS, JUGOS	11,500	60.00
PLANTA SLP BARILLA EL DUQUE	FAB PASTAS	19,260	85.00
PLANTA ENSENADA	FAB SALSAS Y ACEITUNAS	2,170	80.00
PLANTA YAVAROS	ENLATADO DE SARDINA	800	60.00
PLANTA CHIAPAS	ENLATADO DE ATÚN	1,000	60.00
CENTRO DE DIST MÉXICO	DISTRIBUCIÓN DE PRODS HERDEZ, D	17,272	95.00
CENTRO DE DIST CHIHUAHUA	DISTRIBUCIÓN DE PRODS HERDEZ, D	3,300	90.00
CENTRO DE DIST SLP	DISTRIBUCIÓN DE PRODS HERDEZ, D	6,420	90.00
CENTRO DE DIST GUADALAJARA	DISTRIBUCIÓN DE PRODS HERDEZ, D	4,843	90.00
CENTRO DE DIST MÉRIDA	DISTRIBUCIÓN DE PRODS HERDEZ, D	1,600	90.00
CENTRO DE DIST TIJUANA	DISTRIBUCIÓN DE PRODS HERDEZ, D	4,355	90.00
CENTRO DE DIST MONTERREY	DISTRIBUCIÓN DE PRODS HERDEZ, D	3,204	90.00
CENTRO DE DIST PUEBLA	DISTRIBUCIÓN DE PRODS HERDEZ, D	5,550	90.00

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 2 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
VASO	VITROCRISA				2.24
CARTON	ENVASES Y EMPAQUES DE MEXICO				1.24
ETIQUETA	LITOPLAS				1.76
TAPA	ALUCAPS MEXICANA				1.81
BOTE	FABRICA DE ENVASES DEL PACÍFIC				6.30
FRASCO	COMPAÑÍA VIDRIERA, S.A. DE C.V				8.76
SEMOLINA	HARINERA SEIS HERMANOS				4.60
TETRAPAK	TETRAPAK				1.00
YEMA DE HUEVO	AVIBEL DE MEXICO				1.16
CORRUGADO	EMPAQUES DE CARTÓN TITÁN				1.00
ACEITE DE SOYA	RAGASA INDUSTRIAS				3.76
ACEITE DE SOYA	CARGILL DE MEXICO				5.16

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 2 YEAR: 2006
GRUPO HERDEZ, S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
SALSAS Y ADEREZOS	8,276	1,424,050	0.0	HERDEZ	WALMART
JUGOS, FRUTAS Y POST	2,313	277,832	0.0	DOÑA MARIA	COMERCIAL MEXICANA
VEGETALES	1,492	228,274	0.0	HERDEZ	GIGANTE
MARISCOS Y CARNES	1,052	295,869	0.0	HERDEZ	SORIANA
PASTAS Y SALSAS	4,941	285,452	0.0	BARILLA	ISSSTE
VARIOS	80	31,112	0.0	CARLOTA	OTROS
FOREIGN SALES					
SALSAS Y ADEREZOS	1,684	202,949	0.0		
JUGOS, FRUTAS Y POST	34	4,970	0.0		
VEGETALES	452	50,787	0.0		
MARISCOS Y CARNES	24	4,294	0.0		
VARIOS	23	2,454	0.0		
TOTAL		2,808,043			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 2 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
SALSAS Y ADEREZOS	1,684	202,949	USA	HERDEZ	
JUGOS, FRUTAS Y POST	34	4,970	CENTROAMERICA	DOÑA MARIA	
VEGETALES	452	50,787	SUDAMERICA	BUFALO	
MARISCOS Y CARNES	24	4,294	EUROPA	CARLOTA	
VARIOS	23	2,454			
FOREIGN SUBSIDIARIES					
TOTAL		265,454			

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
*	0.0000	0	43,200,000	383,854,763	278,091,872	148,962,891	43,227	384,099
TOTAL			43,200,000	383,854,763	278,091,872	148,962,891	43,227	384,099

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 427,054,763

NOTES